December 18, 2024

Silviu Itescu
Chief Executive Officer
Mesoblast Limited
Level 38, 55 Collins Street
Melbourne, VIC 3000, Australia

        Re: Mesoblast Limited
            Registration Statement on Form F-3
            Filed December 13, 2024
            File No. 333-283799
Dear Silviu Itescu:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Chris Edwards at 202-551-6761 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:    Andrew Reilly